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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                              WASTE HOLDINGS, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   941057 10 1
                 ----------------------------------------------
                                 (CUSIP Number)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Lonnie C. Poole, Jr.
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2.   Check the Appropriate Box if a Member of a Group
      (See Instructions)
                                                                   (a) ____
      Not Applicable                                               (b) ____
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3.   SEC Use Only


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4.   Citizenship or Place of Organization

     United States

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                     5.      Sole Voting Power

     Number of               1,927,114
     Shares          -----------------------------------------------------------
     Beneficially    6.      Shared Voting Power
     Owned By
     Each                    3,210,645
     Reporting       -----------------------------------------------------------
     Person          7.      Sole Dispositive Power
     With
                             1,927,114
                     -----------------------------------------------------------
                     8.      Shared Dispositive Power

                             3,210,645
                     -----------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,137,759

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

     Not Applicable

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11.  Percent of Class Represented by Amount in Row (9)

     38.5%

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12.  Type of Reporting Person (See Instructions)

     IN

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Item 1(a)     Name of Issuer

              Waste Holdings, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices

              3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2(a)     Name of Person Filing

              Lonnie C. Poole, Jr.

Item 2(b)     Address of Principal Business Office, or, if None, Residence

              3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2(c)     Citizenship

              United States

Item 2(d)     Title of Class of Securities

              Common Stock

Item 2(e)     CUSIP Number

              941057 10 1

Item 3. Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

              Not Applicable

Item 4. Ownership

              (a)   Amount Beneficially Owned:
                    On December 31, 2001 Mr. Poole beneficially owned an aggregate of 5,137,759 shares of the Issuer's common stock which includes (i) 1,716,054 shares of the Issuer's common stock owned directly, (ii) options to purchase 211,060 shares of the Issuer's common stock that were exercisable within sixty (60) days of December 31, 2001, (iii) 1,161,807 shares of common stock held in a Grantor Retained Annuity Trust (GRAT),. (iv) 1,848,518 shares of common stock held in a grantor trust for the benefit of his children, (v) 1,000 shares of common stock held by Mr. Poole's spouse and (vi) 199,320 shares of common stock held by an investment partnership in which Mr. Poole is a general partner.

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              (b)   Percentage of Class:

                    38.5%

              (c) See Rows (5)-(8) on Page 2. The shares as to which Mr. Poole has sole voting and dispositive power include 211,060 shares subject to currently exercisable options. The shares as to which Mr. Poole shares voting and dispositive power are held by his spouse and three grantor trusts of which Mr. Poole's children are beneficiaries and/or trustees.

Item 5.       Ownership of Five Percent or Less of a Class

                    Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not Applicable

Item 8.       Identification and Classification of Members of the Group

                    Not Applicable

Item 9.       Notice of Dissolution of Group

                    Not Applicable

Item 10.      Certification

                    Not Applicable

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
--------------------------------------------
Date

/s/ Lonnie C. Poole Jr.
--------------------------------------------
Lonnie C. Poole, Jr.